Exhibit 99.1

Notice of Meeting

The annual meeting of shareholders of Nutrien Ltd. (the “Corporation”) will be held:

Where:

Radisson Hotel, Salon A

405 – 20th Street East

Saskatoon, Saskatchewan

S7K 6X6

When:

Thursday, July 19, 2018

4:30 p.m. (Saskatoon time)

ITEMS OF BUSINESS

The following items of business will be covered, as more fully described in the attached management proxy circular:

1.  receive our audited consolidated financial statements and the auditors’ report thereon for the period ended December 31, 2017;

2.  elect the directors;

3.  re-appoint the auditors for the 2018 financial year;

4.  vote on resolutions to ratify and approve (i) a stock option plan of the Corporation; and (ii) the grant of stock options made to eligible participants under the stock option plan;

5.  vote on a non-binding advisory basis on a resolution to accept the Corporation’s approach to executive compensation; and

6.  transact any other business as may properly be brought before the meeting or any adjournment or postponement of the meeting.

Who has the right to vote

You are entitled to receive notice of, and to vote at, the meeting or any adjournment or postponement of the meeting if you are a shareholder of record at the close of business on June 6, 2018.

Your vote is important

The attached management proxy circular includes important information about the meeting and the voting process. Please read it carefully and remember to vote.

To be used at the meeting, completed proxies must be returned to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1 so that they arrive by 4:30 p.m. (Saskatoon time) on Tuesday, July 17, 2018, or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the adjourned or postponed meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice, and the Chair of the meeting is under no obligation to accept or reject any particular late proxy.

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Questions

If you have any questions or need assistance to vote, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by toll-free telephone in North America at 1-866-581-0507 or collect call at 1-416-867-2272 outside North America, or by email at contactus@kingsdaleadvisors.com.

By Order of the Board of Directors

Robert A. Kirkpatrick

Vice President & Corporate Secretary

June 6, 2018